

02017095



RECEIVED
FEB 25 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a -16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002
SK Telecom Co., Ltd.
99, Seorin-dong Jongro-gu,Seoul,110-110, Korea

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✔ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ✔

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ____________ .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom

DATE, January 31, 2002

By 

Name : Hyo-Sup Song
Title: Vice President

Report to the Korea Stock Exchange

Re : Fiscal Results of Year 2001

SK Telecom's BOD has approved the fiscal results of year 2001. Details are as follows ;

1. Sale : KRW 6,227 billion
2. Ordinary Profit : KRW 1,761 billion
3. Net Income : KRW 1,140 billion
4. Dividend : KRW 57 billion (dividend rate is 138%, KRW 690 per share)

※ The above numbers are not audited yet.